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Pricing Supplement dated November 15, 1998                     Rule #424(b)(3)
(To Prospectus dated August 6, 1997)                          File No. 333-28291

                          $200,000,000 Principal Amount

                                  Advanta Corp.

                                  91 Day Notes
                      Six, Eighteen and Thirty Month Notes
              One, Two, Three, Four, Five, Seven and Ten Year Notes



                                          Annual                                              Annual
                          Interest        Percentage                         Interest         Percentage
                          Rate            Yield                              Rate             Yield
Maturity                  Per Annum       (APY)             Maturity         Per Annum        (APY)
--------                  ---------       -----             --------         ---------         -----
91 Days                   6.53%           6.75%             One Year         7.51%            7.80%
Six Months                7.00%           7.25%             Two Years        7.70%            8.00%
Eighteen Months           7.60%           7.90%             Four Years       7.97%            8.30%
Thirty Months             7.79%           8.10%             Five Years       8.11%            8.45%



                               RECENT DEVELOPMENTS
                               -------------------

         On October 28, 1997, Advanta Corp. (the "Company") announced that it had reached a definitive agreement under which the Company would contribute its consumer credit card business to Fleet Credit Card, LLC, a Rhode Island limited liability company (the "LLC") in exchange for a 4.99% interest in the LLC, pursuant to the terms of a Contribution Agreement (the "Contribution Agreement") with Fleet Financial Group, Inc. ("Fleet") (the "Transaction"). Under the terms of the Contribution Agreement, Fleet would contribute its consumer credit card business to the LLC in exchange for a 95.01% interest in the LLC. The Company would continue to operate its mortgage and business services companies.

                  A Special Meeting of stockholders of the Company (the "Special Meeting") was held on February 20, 1998 at the Company's headquarters. At the Special Meeting, holders of shares of the Company's Class A Common Stock and Class A Preferred Stock were asked to vote upon a proposal to approve the Transaction.

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         At the Special Meeting, 12,754,956 votes were cast in favor of approving the Transaction, 53,954 votes were cast against the Transaction and 7,838 votes cast to abstain.

         The transactions contemplated by the Contribution Agreement were consummated on February 20, 1998.

         In connection with the consummation of the transactions contemplated by the Contribution Agreement, the various nationally recognized rating agencies lowered their ratings of the Company's debt securities. As of the date of this Pricing Supplement, senior debt of the Company is rated investment grade by one of the nationally recognized rating agencies and below investment grade by the other four rating agencies.

         Pursuant to the terms of an Offer to Purchase dated January 20, 1998 (the "Offer to Purchase"), the Company made a tender offer (the "Tender Offer") to purchase 7,882,750 shares of its Class A Common Stock, including associated Class A Purchase Rights (collectively, the "Class A Shares"), 12,482,850 shares of its Class B Common Stock, including associated Class B Purchase Rights (collectively, the "Class B Shares") and 1,078,930 shares of its Depositary Shares each representing a one one-hundredth interest in a share of 6-3/4% Convertible Class B Preferred Stock, Series 1995 (Stock Appreciation Income Linked Securities (SAILS)) (the "SAILS Depositary Shares"). The Company offered to purchase the Class A Shares and Class B Shares each at a purchase price, net to the seller, in cash of $40 per share and offered to purchase the SAILS Depositary Shares at a purchase price, net to the seller, in cash of $32.80 per share.

         The Tender Offer expired at 12:00 Midnight, New York City time on February 20, 1998 (the "Expiration Date"). As more shares were tendered than the amount sought to be purchased by the Company, the shares were purchased on a pro rata basis. The proration factor for shares purchased was 44.80% of the shares of Class A Common Stock tendered, 45.64% of the shares of Class B Common Stock tendered and 46.66% of the SAILS Depositary Shares tendered. Following the purchase, on a diluted basis, the Company has approximately 10.4 million shares of Class A Common Stock outstanding and 15.3 million shares of Class B Common Stock outstanding, including 1.4 million SAILS Depositary Shares.

         Following the completion of the Tender Offer, the Company will be well-capitalized with a book value of approximately $650 million.

         As of September 30, 1998, the Company had over $11.0 billion in managed assets and an additional $7.6 billion in assets serviced for third parties.

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         This Pricing Supplement contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The most significant among these risks and uncertainties are: (1) factors that affect consumer debt; (2) competitive pressures; (3) the level of delinquencies, customer bankruptcies and charge-offs; (4) interest rates; (5) the rate of prepayments; ( 6) the level of expenses; (7) the Company's net interest margin; (8) volume of receivables originated; (9) the timing of the securitizations of the Company's receivables;
(10) governmental regulation; (11) the amount and cost of financing available to the Company; and (12) the ratings on the debt of the Company and its subsidiaries. Additional risks that may affect the Company's future performance are detailed in the Company's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q.